Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 353-1-709-4444	Jonathan Birt Ph: 212-850-5664	Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FOURTH QUARTER AND FULL-YEAR 2007 FINANCIAL RESULTS

Dublin, Ireland, February 13, 2008 - Elan Corporation, plc today announced its full-year and fourth quarter 2007 financial results and provided guidance for its financial outlook for 2008.  Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “Our key operating principles of patient focus, disciplined execution, and delivery of tangible results and outcomes were achieved in 2007.  The continued traction for Tysabri in MS and the approval for Crohn’s disease in the US; the advancement of our AD clinical programs for AAB-001 and ELND-005; and the on-going progress in our preclinical discovery efforts all provide a strong foundation to maintain and potentially increase our positive momentum in 2008.  We remain completely committed to advancing our science for patients and clinicians around the world, increasing therapeutic options for those who are directly affected by chronic diseases such as Alzheimer’s, Parkinson’s, Multiple Sclerosis and Crohn’s.”

Commenting on Elan’s 2007 financial results and 2008 outlook, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased with the robust financial performance of the business during 2007, reflecting excellent progress across our businesses and development pipeline. Revenues grew by 36% driven by the continued strong growth of Tysabri, with over 21,000 patients on therapy at the end of 2007, which was key in reducing our Adjusted EBITDA losses by two-thirds to $30.4 million in 2007.  The 2007 net loss of $405.0 million was, however, higher than in 2006 mainly due to the inclusion of $103.4 million in charges in 2007 related to the introduction of a generic competitor to Maxipime, the consolidation of our activities on the west coast of the US and the early repayment of debt.  In 2006, the net loss benefited from the inclusion of $63.4 million in net gains related principally to a gain on the sale of the EU rights to Prialt and an arbitration award.”

Mr. Cooke added, “With the recent approval of Tysabri in Crohn’s disease in the US and the growing number of MS patients benefiting from Tysabri use, we remain confident that we will achieve our target of having 100,000 patients on Tysabri therapy by the end of 2010. We look forward to 2008 with great optimism and see revenues growing by over 30% towards the $1 billion mark.”

Unaudited Consolidated Income Statement Data

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m
		Revenue (see page 8)
161.4	206.7	Product revenue	532.9	728.6
5.0	11.6	Contract revenue	27.5	30.8
166.4	218.3	Total revenue	560.4	759.4

		Operating Expenses (see page 14)
67.2	97.2	Cost of goods sold	211.2	337.9
89.6	79.8	Selling, general and administrative	363.1	341.8
58.4	82.0	Research and development	215.9	260.4
0.2	—	Net (gains)/losses on divestment of products and businesses	(43.1)	—
(43.4)	3.2	Other net (gains)/charges	(20.3)	84.6
172.0	262.2	Total operating expenses	726.8	1,024.7
(5.6)	(43.9)	Operating loss	(166.4)	(265.3)

		Net Interest and Investment Gains and Losses
27.6	33.5	Net interest expense	111.5	113.1
2.6	2.4	Net investment (gains)/losses	(1.6)	0.9
—	—	Net charge on debt retirement	—	18.8
30.2	35.9	Net interest and investment gains and losses	109.9	132.8

(35.8)	(79.8)	Net loss from continuing operations before tax	(276.3)	(398.1)
(9.3)	3.7	Provision for/(benefit from) income taxes	(9.0)	6.9
(26.5)	(83.5)	Net loss	(267.3)	(405.0)

(0.06)	(0.18)	Basic and diluted net loss per ordinary share	(0.62)	(0.86)
443.1	469.9	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	433.3	468.3

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(26.5)	(83.5)	Net loss	(267.3)	(405.0)
27.6	33.5	Net interest expense	111.5	113.1
(9.3)	3.7	Provision for/(benefit from) income taxes	(9.0)	6.9
36.9	28.6	Depreciation and amortization	135.6	170.3
(7.3)	(1.6)	Amortized fees	(44.0)	(11.2)
21.4	(19.3)	EBITDA	(73.2)	(125.9)

Three Months Ended December 31		Non-GAAP Financial Information Reconciliation Schedule	Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m
21.4	(19.3)	EBITDA	(73.2)	(125.9)
10.0	10.7	Share-based compensation	47.1	43.4
0.2	—	Net (gains)/losses on divestment of products and businesses	(43.1)	—
(43.4)	3.2	Other net (gains)/charges	(20.3)	32.4
2.6	2.4	Net investment (gains)/losses	(1.6)	0.9
—	—	Net charge on debt retirement	—	18.8
(9.2)	(3.0)	Adjusted EBITDA	(91.1)	(30.4)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other net gains or charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2006 US$m	December 31 2007 US$m
Assets
Current Assets
Cash and cash equivalents	1,510.6	423.5
Restricted cash — current	23.2	20.1
Investment securities — current(1)	11.2	276.9
Prepaid and other current assets	211.3	195.9
Total current assets	1,756.3	916.4

Non-Current Assets
Intangible assets, net	575.9	448.8
Property, plant and equipment, net	349.0	337.7
Investment securities — non-current	9.2	22.5
Restricted cash — non-current	—	9.5
Other assets	55.9	46.5
Total Assets	2,746.3	1,781.4

Liabilities and Shareholders’ Equity/(Deficit)
Accounts payable and accrued liabilities	266.9	246.4
Deferred income	16.1	4.7
Long-term debt (due November 2011 & November 2013)	2,378.2	1,765.0
Shareholders’ equity/(deficit)(2) (see page 16)	85.1	(234.7)
Total Liabilities and Shareholders’ Equity/(Deficit)	2,746.3	1,781.4

  (1)  At December 31, 2007, all of Elan’s liquidity was invested in bank deposits and money funds.  In December 2007, due to the dislocations in the capital markets, one of these money funds was closed.  As a result, at December 31, 2007, the amount invested in this fund of $275 million was no longer included as cash and cash equivalents and was presented as an investment.  Since December 31, 2007, Elan has reduced the amount invested in this fund to approximately $100 million and has moved approximately $175 million into bank deposits and United States treasury funds.  As a consequence, at January 31, 2008, Elan had cash and cash equivalents and restricted cash of approximately $625 million and current investment securities of approximately $100 million.

(2) Our debt covenants do not require us to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Unaudited Consolidated US GAAP Cash Flow Data
Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m

7.6	(1.0)	Cash flows from operating activities	(36.1)	11.4
(49.8)	(64.3)	Movement on debt interest and tax	(158.5)	(174.4)
(35.1)	(13.4)	Working capital movement	(46.9)	(4.4)
(9.8)	(10.5)	Net purchases of tangible and intangible assets	(33.4)	(28.5)
—	(278.4)	Cash flows from investing activities(1)	13.8	(286.9)
—	—	Net proceeds from product and business divestments	54.3	4.0
606.4	7.1	Cash flows from financing activities	633.9	(601.5)
1.4	(0.8)	Restricted cash movement	2.8	(6.8)
520.7	(361.3)	Net cash movement	429.9	(1,087.1)
989.9	784.8	Beginning cash balance	1,080.7	1,510.6
1,510.6	423.5	Cash and cash equivalents at end of period	1,510.6	423.5

(1)
At December 31, 2007, all of Elan’s liquidity is invested in bank deposits and money funds.  In December 2007, due to the dislocations in the capital markets, one of these money funds was closed.  As a result, at December 31, 2007, the amount invested in this fund of $275 million was no longer included as cash and cash equivalents and was presented as an investment.  Since December 31, 2007, Elan has reduced the amount invested in this fund to approximately $100 million and has moved approximately $175 million into bank deposits and United States treasury funds.  As a consequence, on January 31, 2008, Elan had cash and cash equivalents and restricted cash of approximately $625 million and current investment securities of approximately $100 million.

Adjusted EBITDA (see page 3)

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Further analyses of Adjusted EBITDA between Tysabri® and the rest of business are included in Appendices I and II.  Included at Appendix III, for the first time, is a further analysis of the results and Adjusted EBITDA between the Biopharmaceuticals business and the Elan Drug Technology (EDT) business.

For the full-year 2007, negative Adjusted EBITDA decreased by 67% to $30.4 million, compared to $91.1 million in the same period 2006. This improvement was driven by a 36% increase in revenues and improved operating margins.  Revenue growth was driven by a strong performance from Tysabri with related Adjusted EBITDA losses reduced from $101.7 million in full-year 2006 to $37.9 million in full-year 2007.  The strong performance of Tysabri in 2007 reflects the significant operating leverage associated with this product, where revenues have increased from $17.5 million in 2006 to $231.7 million in 2007 but related selling, general and administrative (SG&A) and research and development (R&D) expenses have only increased by 11%.

The rest of the business, excluding Tysabri, performed well with Adjusted EBITDA decreasing slightly to $7.5 million in full-year 2007 as compared to $10.6 million in 2006. EDT had an outstanding year with Adjusted EBITDA increasing by 32% to $125.5 million partially funding a 21% increase in total R&D.  The loss of gross margin as a result of the introduction of a generic competitor to Maxipime® in June 2007 was offset by reduced SG&A costs due to the restructuring of the specialty business sales force and growth in Azactam® revenue.

Adjusted EBITDA losses for the fourth quarter of 2007 approached breakeven at $3.0 million, compared to $9.2 million in the same period of 2006.  This improvement principally reflects a strong performance from Tysabri, which is now a profitable brand, offset by the impact of generic competition for Maxipime.  Revenues in the fourth quarter of 2007 increased by 31%, driven by growth in Tysabri, while SG&A expenses were reduced by 11%. This improvement was partially offset by a 40% increase in R&D expenses, principally reflecting the advancement of Elan’s Alzheimer’s disease (AD) programs, and a decrease in gross margin from 60% for the fourth quarter of 2006 to 55% for the fourth quarter of 2007 mainly as a result of the increasing proportion of revenues from Tysabri.

Net Loss

For the full-year 2007, the net loss increased to $405.0 million from $267.3 million for the full-year 2006.  The increase in the net loss was primarily due to the inclusion of charges of $103.4 million in 2007 related to the introduction of a generic competitor to Maxipime, the consolidation of Elan’s west coast activities and the early repayment of debt.  The net loss for full-year 2006 reflected the inclusion of net gains of $63.4 million principally related to the sale of the EU rights to Prialt® and an arbitration award, offset by the costs of acquired in-process research and development.  Excluding these charges and net gains, performance at the operating level improved by nearly $50 million driven by a 36% increase in revenues and improved operating margins.  Revenue growth was driven by the accelerating growth in revenues from Tysabri and growth in manufacturing revenue and royalties, offset by reduced sales of Maxipime as a result of the approval and launch of a generic form.

The net loss for the fourth quarter of 2007 increased to $83.5 million from $26.5 million in the fourth quarter of 2006, primarily due to the inclusion of a gain of $49.8 million on an arbitration award in the fourth quarter of 2006. The increase in net loss was partially offset by improved operating margins, as reflected by a 31% increase in revenues compared with an 18% increase in operating expenses (before including the $49.8 million gain on arbitration award). Revenue growth was primarily driven by Tysabri, with worldwide in-market sales approaching $130.0 million for the quarter. Elan’s reported Tysabri revenues in the quarter were $90.6 million. The gross margin fell from 60% in the fourth quarter of 2006 to 55% in the fourth quarter of 2007, principally reflecting the impact of sales of Tysabri, which have a lower gross margin due to the collaboration agreement with Biogen Idec Inc. (Biogen Idec).

Revenue

For the full-year 2007, total revenue increased 36% to $759.4 million from $560.4 million in the full-year 2006.  Total revenue for the fourth quarter of 2007 increased 31% to $218.3 million from $166.4 million in the same period of 2006. Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m

		Revenue from Marketed Products
23.0	76.3	Tysabri- US	28.2	217.4
(5.0)	14.3	Tysabri- ROW (see page 10)	(10.7)	14.3
18.0	90.6	Total Tysabri	17.5	231.7
46.2	15.8	Maxipime	159.9	122.5
21.3	23.4	Azactam	77.9	86.3
3.4	4.1	Prialt	12.1	12.3
88.9	133.9	Total Revenue from Marketed Products	267.4	452.8

67.3	72.8	Manufacturing Revenue & Royalties (see page 12)	234.8	271.3

5.2	—	Amortized Revenue – Adalat®/Avinza®	30.7	4.5
161.4	206.7	Total Product Revenue	532.9	728.6

		Contract Revenue
1.7	1.4	Amortized fees	12.7	6.3
3.3	10.2	Research revenue and milestones	14.8	24.5
5.0	11.6	Total Contract Revenue	27.5	30.8

166.4	218.3	Total Revenue	560.4	759.4

Revenue from marketed products

Tysabri

The distribution of Tysabri in both the United States and the rest of the world (ROW) commenced in July 2006.  Tysabri was developed and is being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m
23.0	76.3	United States	28.2	217.4
7.2	52.8	ROW	9.9	125.5
30.2	129.1	Total Tysabri in-market net sales	38.1	342.9

At the end of December 2007, approximately 21,100 patients are on therapy worldwide, comprising approximately 20,400 on commercial therapy and approximately 700 in the multiple sclerosis (MS) clinical trials.

Tysabri – US

In the US market, Elan recorded net sales of $217.4 million for the full-year 2007 and $76.3 million in the fourth quarter of 2007.

As of the end of December 2007, over 2,500 doctors had enrolled patients and approximately 12,900 patients were on commercial therapy, an increase of 23% over the 10,500 who were on therapy at the end of September 2007.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded revenue of $14.3 million for the full-year and fourth quarter of 2007.  Elan’s ROW revenue from Tysabri is calculated as follows:

	Three Months Ended December 31	Twelve Months Ended December 31
	2007 US$m	2007 US$m

ROW in-market sales by Biogen Idec	52.8	125.5
ROW operating expenses incurred by Elan and Biogen Idec	(43.0)	(138.1)
ROW operating profit/(loss) incurred by Elan and Biogen Idec	9.8	(12.6)
Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	4.9	(6.3)
Elan’s directly incurred costs	9.4	20.6
Net Tysabri ROW revenue	14.3	14.3

As of the end of December 2007, approximately 7,500 patients, principally in the European Union (EU), were on therapy, an increase of 36% over the 5,500 who were on therapy at the end of September 2007.

Other marketed products

For the full-year 2007, revenue from Maxipime decreased 23% from $159.9 million for the full-year 2006 to $122.5 million for the full-year 2007.  Maxipime revenue decreased 66% to $15.8 million in the fourth quarter of 2007 from $46.2 million in the fourth quarter of 2006. The decreases in both periods were principally due to the introduction of generic competition, with the decrease in the full-year 2007 compared to the full-year 2006 partially offset by supply shortages in 2006.  On June 18, 2007, the first generic formulation of cefepime hydrochloride was approved by the US Food and Drug Administration (FDA). Generic cefepime hydrochloride was launched shortly thereafter, and Elan expects it will continue to materially and adversely affect Elan’s revenues from, and gross margin for, Maxipime.

For the full-year 2007, revenue from Azactam increased 11% to $86.3 million in 2007, compared to $77.9 million in 2006.  Azactam revenue increased 10% to $23.4 million in the fourth quarter of 2007 from $21.3 million in the fourth quarter of 2006. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. To date no generic form of Azactam has been approved and none is anticipated through 2008.

For the full-year 2007, revenue from Prialt was $12.3 million, compared to $12.1 million in the full-year 2006.  Revenue from Prialt for the fourth quarter of 2007 was $4.1 million, compared to $3.4 million in the same period in 2006.

Manufacturing Revenue and Royalties

Manufacturing revenue and royalties from our EDT business comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.

For the full-year 2007, manufacturing revenue and royalties were $271.3 million, an increase of 16% over the full-year 2006.  Manufacturing revenue and royalties increased by 8% in the fourth quarter of 2007 to $72.8 million, compared to $67.3 million in the fourth quarter of 2006. These increases reflect continued growth across a number of products in the EDT portfolio.  These revenues can be further analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m
16.1	20.3	Tricor®	52.1	62.5
11.8	11.2	Skelaxin®	36.5	39.3
8.5	8.0	Verelan®	36.3	28.5
6.0	5.4	Focalin® XR / RitalinLA®	22.5	28.4
5.2	3.2	Diltiazem®	19.5	18.7
19.7	24.7	Other	67.9	93.9
67.3	72.8	Total	234.8	271.3

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the fourth quarter of 2007 or 2006.  For the full-year 2007, of the total of $271.3 million (2006: $234.8 million) in manufacturing revenue and royalties, 47% (2006: 44%) consisted of royalties received on products that were not manufactured by Elan.  In the fourth quarter of 2007, of the total of $72.8 million (2006: $67.3 million) in manufacturing revenue and royalties, 52% (2006: 49%) consisted of royalties on products that were not manufactured by Elan.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected.

Set out at Appendix III is an analysis of the financial results and Adjusted EBITDA for the EDT business. Adjusted EBITDA for the full-year 2007 increased by 32% to $125.5 million from $95.0 million for the full-year 2006.  This improvement was principally driven by a 16% increase in manufacturing revenue and royalties.

Share-Based Compensation

For the full-year 2007, share-based compensation expense (excluding $1.7 million in other net charges) was $43.4 million (2006: $47.1 million), which comprised $4.0 million (2006: $4.2 million) of cost of goods sold, $23.9 million (2006: $28.8 million) of SG&A expense and $15.5 million (2006: $14.1 million) of R&D expense.

The share-based compensation expense for the fourth quarter of 2007 was $10.7 million (2006: $10.0 million), which comprised $1.1 million (2006: $0.9 million) of cost of goods sold, $6.5 million (2006: $5.9 million) of SG&A expense and $3.1 million (2006: $3.2 million) of R&D expense.

Gross Profit

For the full-year 2007, the gross profit margin was 56%, compared to 62% in the full-year 2006.   The gross profit margin was 55% in the fourth quarter of 2007, compared to 60% in the same period of 2006.  The decreases for both periods were principally due to the change in the mix of product sales, including the impact of Tysabri and the reduced selling price of Maxipime as a result of the entry of a generic competitor. The Tysabri gross profit margin of 37% in the fourth quarter of 2007, and 32% in the full-year 2007, is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on sales of the product in the United States of approximately 35% in the fourth quarter of 2007 and 36% in the full-year 2007, offset by the inclusion in cost of sales of royalties payable by Elan on sales of Tysabri outside of the United States.  These royalties are payable by Elan but reimbursed by the collaboration (see page 10).

Operating Expenses

Selling, general and administrative

For the full-year 2007, SG&A expenses decreased 6% to $341.8 million from $363.1 million in the full-year 2006.  SG&A expenses for the fourth quarter of 2007 decreased by 11% to $79.8 million, compared to $89.6 million in the same period of 2006. SG&A expenses can be analyzed as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m
47.3	39.7	Rest of business	188.9	179.4
17.5	18.6	Tysabri- US	69.7	73.8
18.9	15.0	Depreciation and amortization (principally Maxipime and Azactam)	75.7	64.7
5.9	6.5	Share-based compensation	28.8	23.9
89.6	79.8	Total	363.1	341.8

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as described on page 10.

Following the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, Elan took steps during the third quarter of 2007 to restructure its commercial infrastructure and reduce related selling and administrative costs.  As a result, SG&A costs have decreased in the fourth quarter of 2007, compared to the same period in 2006.  The costs associated with this restructuring are included in other charges (see below).

As set out in page 15, Elan also wrote down the carrying value of the intangible assets associated with Maxipime and Azactam, which resulted in a non-cash charge of $52.2 million.  Consequently, the amortization expense related to Maxipime and Azactam is expected to be $nil in 2008, compared to $49.6 million in 2007 ($45.4 million within SG&A and $4.2 million within cost of goods sold).

Research and development

For the full-year 2007, R&D expenses were $260.4 million, compared to $215.9 million in the full-year 2006, an increase of 21%. R&D expenses for the fourth quarter of 2007 were $82.0 million, compared to $58.4 million in the same period of 2006, an increase of 40%. The increases in both periods were primarily due to increased expenses associated with the progression of our AD programs and particularly the advance of AAB-001 into Phase 3 clinical trials and the advance of ELND-005 into Phase 2 clinical trials during 2007.

Included in R&D expenses in the fourth quarter and full-year 2007 was a milestone payment of $5 million which was payable to Transition Therapeutics, Inc. (Transition) on the advance of ELND-005 into Phase 2.

Other Net (Gains)/Charges

Other net (gains)/charges for the three and twelve months ended December 31, 2007 and 2006 were as follows:

Three Months Ended December 31			Twelve Months Ended December 31
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(49.8)	—	Arbitration award	(49.8)	—
—	—	Maxipime/Azactam asset impairment	—	52.2
6.4	3.2	Severance and restructuring	7.5	32.4
—	—	Acquired in-process research and development	22.0	—
(43.4)	3.2	Total	(20.3)	84.6

For the full-year 2007, other net charges of $84.6 million consists, in part, of an impairment charge of $52.2 million relating to the Maxipime and Azactam intangible assets, arising from the approval of a first generic cefepime hydrochloride in June 2007 and an anticipated approval for a generic form of Azactam. The severance and restructuring charges of $32.4 million relate principally to the restructuring of Elan’s commercial infrastructure and the consolidation of its US west coast locations.

The total other net charges of $3.2 million in the fourth quarter of 2007 consists of severance and restructuring charges arising principally from the restructuring of Elan’s commercial infrastructure and the consolidation of our US west coast locations, which resulted in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

In December 2006, Elan was awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King Pharmaceuticals Inc. with respect to an agreement of reformulate Sonata®.  This award was included in the fourth quarter and full-year 2006 results.

Net Interest and Investment Gains and Losses

For the full-year 2007, net interest and investment gains and losses increased to $132.8 million from $109.9 million for the full-year 2006. This increase was primarily due to a net charge of $18.8 million, which resulted from the early retirement of debt in 2007.

For the fourth quarter of 2007, net interest and investment gains and losses increased to $35.9 million from the $30.2 million recorded for the fourth quarter of 2006. This increase was principally due to lower interest income.

Movement in Shareholders’ Equity/(Deficit)

US$m
Balance at December 31, 2006	85.1
Net loss for the period	(405.0)
Share-based compensation	43.4
Issuance of share capital	28.2
Movement related to defined benefit plans	10.3
Other	3.3
Balance at December 31, 2007	(234.7)

Our debt covenants do not require us to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

2008 Financial Outlook

Elan is providing guidance as to its financial outlook for 2008.

Total revenues are expected to grow by over 30% from our 2007 level and approach, if not exceed, $1 billion driven by a continued strong performance from Tysabri.

The gross profit margin is expected to be in the range of 43% to 48%, reflecting the increasing proportion of revenues from Tysabri.

Aggregate SG&A and R&D expenses are expected to be in the range of $625 million to $675 million.  SG&A expenses are expected to be less than the total amount in 2007 as a result of the reduction in the sales force and related commercial infrastructure and non-cash amortization expenses associated with Maxipime and Azactam.  This decrease is expected to be partially offset by the increase in SG&A spend on Tysabri, particularly as it relates to the launch of Tysabri for Crohn’s disease (CD) in the United States.

Elan’s investment in R&D is expected to make up over 50% of the $625 million to $675 million spend, and will fund the increasing number of late stage clinical trials in Alzheimer’s disease, as well as our expanded effort in autoimmune diseases, particularly as it relates to Tysabri.

Adjusted EBITDA for Elan is targeted to be less than negative $50 million for the full-year 2008, and to get to breakeven in the second half of 2008.

We expect to make a milestone payment of $75 million to Biogen Idec during 2008, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million.  This payment is not reflected in the financial guidance above.

Research and Development

During the course of 2008, our goal is to continue our progress throughout our R&D programs including Alzheimer's disease, Parkinson's disease, MS and other autoimmune areas.

Tysabri MS

At the end of December 2007, approximately 21,100 patients were on commercial and clinical Tysabri therapy worldwide.  To date, we believe the safety data continue to support a favorable benefit-risk profile for Tysabri.

Tysabri Crohn’s Disease

In the United States, on January 14, 2008, the FDA approved the supplemental Biologics License Application for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active CD, with evidence of inflammation who have had an inadequate response to, or are unable to tolerate conventional Crohn’s disease therapies and inhibitors of TNF-alpha.  Tysabri is expected to be available to CD patients by the end of February 2008.

The European Commission has denied marketing authorization of Tysabri as a treatment of Crohn’s disease in the European Union.

Alzheimer’s Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease, and other neurodegenerative diseases such as Parkinson’s disease.  Elan, in conjunction with its collaborators, is moving three compounds for mild to moderate Alzheimer’s disease through clinical trials:  Bapineuzumab (AAB-001), ACC-001 and ELND-005.  In distinct ways, these three compounds target beta amyloid peptide, which is presumed to be a key toxic mediator in the brain of Alzheimer’s disease patients.

With bapineuzumab (AAB-001, a humanized monoclonal antibody targeted against beta amyloid peptide), Elan and Wyeth announced  in December 2007 that  the first patient in North America had been dosed as part of an 18-month global Phase 3 clinical program.  The program will include four randomized, double-blind, placebo controlled studies, in approximately 4,000 patients with mild to moderate Alzheimer’s disease.  More than 350 sites worldwide are expected to participate in the program, with patients distributed equally between North America and ROW.  The ROW studies are expected to begin enrolling patients in the first half of 2008.  Phase 2 studies are ongoing and publicly available information about the Phase 2 studies is expected in the second half of 2008.  Phase 1 trials continue with a subcutaneous formulation.

ACC-001, an active beta amyloid immunotherapeutic conjugate, also in development with Wyeth, is progressing in Phase 2 studies in both Europe and the United States.

The third compound, which we are developing with Transition, ELND-005, is an orally available small molecule for the treatment of Alzheimer’s disease.  Elan and Transition announced in December that the first patient had been dosed in a Phase 2 clinical study.  The study is a randomized, double-blind, placebo controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease at approximately 65 sites in North America.  Patients will be evaluated over 18 months using cognitive and functional endpoints.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, whether we will be able to meet our target of 100,000 patients on Tysabri therapy by the end of 2010, the incidence of serious adverse events associated with Tysabri (including cases of PML), and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phases 2 and 3 clinical trials for AAB-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether our revenues grow by over 30% in 2008, and approach or exceed $1 billion in 2008, whether Tysabri continues its strong performance, whether our gross margin is in the range of 43% to 48% of revenues, whether our aggregate SG&A and R&D expenses are in the range of $625 million to $675 million and whether Adjusted EBITDA for Elan will be less than negative $50 million for 2008 and get to breakeven in the second half of 2008; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the US Department of Justice and the US Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended December 31, 2006				Three Months Ended December 31, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
18.0	143.4	161.4	Product revenue (1)	90.6	116.1	206.7
0.3	4.7	5.0	Contract revenue	0.3	11.3	11.6
18.3	148.1	166.4	Total revenue	90.9	127.4	218.3

			Operating Expenses
15.2	52.0	67.2	Cost of goods sold	57.2	40.0	97.2
18.7	70.9	89.6	Selling, general and administrative (2)	20.4	59.4	79.8
9.1	49.3	58.4	Research and development	11.5	70.5	82.0
—	0.2	0.2	Net loss on divestment of business	—	—	—
0.3	(43.7)	(43.4)	Other net (gains)/charges	—	3.2	3.2
43.3	128.7	172.0	Total operating expenses	89.1	173.1	262.2
(25.0)	19.4	(5.6)	Operating (loss)/income	1.8	(45.7)	(43.9)

0.7	36.2	36.9	Depreciation and amortization	0.9	27.7	28.6
(0.3)	(7.0)	(7.3)	Amortized fees	(0.3)	(1.3)	(1.6)
0.7	9.3	10.0	Share-based compensation	1.2	9.5	10.7
—	0.2	0.2	Net loss on divestment of business	—	—	—
0.3	(43.7)	(43.4)	Other net (gains)/charges	—	3.2	3.2
(23.6)	14.4	(9.2)	Adjusted EBITDA	3.6	(6.6)	(3.0)

(1) Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	23.0	76.3
EU revenue	(5.0)	14.3
Total Tysabri product revenue	18.0	90.6

(2) General and corporate costs have not been allocated to Tysabri.

Appendix II

Twelve Months Ended December 31, 2006				Twelve Months Ended December 31, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
17.5	515.4	532.9	Product revenue (1)	231.7	496.9	728.6
7.1	20.4	27.5	Contract revenue	1.1	29.7	30.8
24.6	535.8	560.4	Total revenue	232.8	526.6	759.4

			Operating Expenses
19.9	191.3	211.2	Cost of goods sold	158.2	179.7	337.9
75.0	288.1	363.1	Selling, general and administrative (2)	78.4	263.4	341.8
31.5	184.4	215.9	Research and development	39.3	221.1	260.4
—	(43.1)	(43.1)	Net gain on divestment of product	—	—	—
0.3	(20.6)	(20.3)	Other net (gains)/charges	—	84.6	84.6
126.7	600.1	726.8	Total operating expenses	275.9	748.8	1,024.7
(102.1)	(64.3)	(166.4)	Operating loss	(43.1)	(222.2)	(265.3)

2.8	132.8	135.6	Depreciation and amortization	2.7	167.6	170.3
(7.1)	(36.9)	(44.0)	Amortized fees	(1.1)	(10.1)	(11.2)
4.4	42.7	47.1	Share-based compensation	3.6	39.8	43.4
—	(43.1)	(43.1)	Net gain on divestment of product	—	—	—
0.3	(20.6)	(20.3)	Other net (gains)/charges	—	32.4	32.4
(101.7)	10.6	(91.1)	Adjusted EBITDA	(37.9)	7.5	(30.4)

(1) Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	28.2	217.4
EU revenue	(10.7)	14.3
Total Tysabri product revenue	17.5	231.7

(2) General and corporate costs have not been allocated to Tysabri.

Appendix III

Twelve Months Ended December 31, 2006				Twelve Months Ended December 31, 2007

Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
269.8	263.1	532.9	Product revenue	454.6	274.0	728.6
8.5	19.0	27.5	Contract revenue	9.3	21.5	30.8
278.3	282.1	560.4	Total revenue	463.9	295.5	759.4

			Operating Expenses
88.3	122.9	211.2	Cost of goods sold	224.2	113.7	337.9
323.8	39.3	363.1	Selling, general and administrative(1)	297.4	44.4	341.8
168.5	47.4	215.9	Research and development	212.0	48.4	260.4
(43.1)	—	(43.1)	Net gain on divestment of product	—	—	—
26.3	(46.6)	(20.3)	Other net (gains)/charges	80.8	3.8	84.6
563.8	163.0	726.8	Total operating expenses	814.4	210.3	1,024.7
(285.5)	119.1	(166.4)	Operating (loss)/income	(350.5)	85.2	(265.3)

86.3	49.3	135.6	Depreciation and amortization	133.5	36.8	170.3
(8.4)	(35.6)	(44.0)	Amortized fees	(2.0)	(9.2)	(11.2)
38.3	8.8	47.1	Share-based compensation	34.5	8.9	43.4
(43.1)	—	(43.1)	Net gain on divestment of product	—	—	—
26.3	(46.6)	(20.3)	Other net (gains)/charges	28.6	3.8	32.4
(186.1)	95.0	(91.1)	Adjusted EBITDA	(155.9)	125.5	(30.4)

(1)  General and corporate costs have been allocated between the two segments.